Exhibit 99.1

Mamma.com Releases Q1 2007 Results

•	Q1 2007 revenues increased by 20% to $2,642,904 due to an increase in search advertising revenues

•

Q1 2007 net loss of $1,380,702 ($0.10 per share), including employee termination costs of approximately $685,000 compared to Q1 2006 net loss of $875,083 including a reimbursement of $460,000 for professional fees

•	Q1 2007 operating activities from continuing operations generated cash of $317,275 compared to a use of cash of $91,310 in Q1 2006

•	Cash, cash equivalents and temporary investments increased by $728,215 during the quarter to $8,699,674

Montreal, Canada, May 10, 2007 - Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), reported its financial results for the first quarter ended March 31, 2007. Unless otherwise stated, all figures in this release are in US dollars.

Revenues in Q1 2007 totalled $2,642,904 compared to $2,209,662 in Q1 2006 representing an increase of $433,242 or 20%. This increase is explained by an increase in search revenues where revenues increased by $816,679 to $2,449,286 due to expanded distribution and new clients. Graphic advertising decreased by $262,138 or 80% to $66,597 compared to $328,735 for the same period in 2006 due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units. Other revenues such as software licensing and customized development and maintenance support decreased by $121,299 to $127,021. Gross margin in Q1 2007 was 66% compared to 67% for the same period in 2006.

Net loss in Q1 2007 was $1,380,702 ($0.10 per share) including employee termination costs of $685,000 made up of a cash payment and a non-cash item for stock-based compensation expense. Net loss in Q1 2006 was $875,083 ($0.06 per share) including a reimbursement of $460,000 by our insurance carrier for expenses related to the SEC investigation incurred in 2005.

Cash, cash equivalents and temporary investments increased by $728,215 mainly due to cash generated from continuing operations of $317,275 specifically related to better collection results and issuance of capital stock of $496,854 due to exercised options.

“During the last few quarters, we focused our attention on reorganizing the Company in a way that ensures efficiency, firm control of our ongoing operating costs, while maintaining a competitive presence. The results of this current quarter demonstrate these efforts,” said Martin Bouchard, President and CEO of the Company. “To date, we have successfully expanded our sales and marketing team with the addition of two new US based Senior Vice Presidents responsible for software licensing. In addition, we launched a new, revolutionary product that allows users to search and access all their files, emails, music and videos stored on their PC from virtually anywhere using their mobile phone.”

The live Web cast will be available at 4:30 PM (EST) on May 10, 2007 on the Investor Relations section of the Mamma Media Solutions website: http://corporate.mamma.com/ir/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com, respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR FINANCIAL INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone Local: (514) 908-4318

Email: dbertrand@mamma.com

Web site: www.mammainc.com

FOR OTHER INFORMATION PLEASE CONTACT:

Martin Bouchard, President and Chief Executive Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #121

Telephone: (418) 527-0528 #1013

Email: copernicpr@copernic.com

Web site: www.mammainc.com

Mamma.com Inc.

Condensed Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at March 31, 2007 $	As at December 31, 2006 $
Assets

Current assets
Cash and cash equivalents	7,198,471	2,379,617
Temporary investments	1,501,203	5,591,842
Accounts receivable	1,542,423	2,734,172
Income taxes receivable	135,030	110,002
Prepaid expenses	123,305	261,885

	10,500,432	11,077,518

Investments	150,000	150,000

Property and equipment	502,710	503,828

Intangible assets	5,723,619	6,190,298

Goodwill	15,417,844	15,417,844

	32,294,605	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,945,075	2,289,686
Deferred revenue	270,948	227,660
Deferred rent	12,141	12,273
Income tax payable	8,100	8,100
Liabilities of discontinued operations	—	6,253

	2,236,264	2,543,972

Future income taxes	1,750,867	1,900,866

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,560,864 common shares (14,340,864 in 2006)	96,256,139	95,298,234

Additional paid-in capital	5,541,804	5,706,183

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(74,051,606)	(72,670,904)

	28,307,474	28,894,650

	32,294,605	33,339,488

Mamma.com Inc.

Condensed Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31
	2007 $	2006 $
Revenues	2,642,904	2,209,662

Cost of revenues	885,714	720,696

Gross Margin	1,757,190	1,488,966

Expenses
Marketing, sales and services	448,331	459,131
General and administration	1,831,211	944,471
Product development and technical support	595,109	677,149
Amortization of property and equipment	56,342	43,458
Amortization of intangible assets	491,116	525,623
Interest and other income	(142,826)	(90,523)
Loss (gain) on foreign exchange	8,608	(10,397)

	3,287,891	2,548,912

Loss from continuing operations before income taxes	(1,530,701)	(1,059,946)

Recovery of income taxes	(149,999)	(159,274)

Loss from continuing operations	(1,380,702)	(900,672)

Results of discontinued operations, net of income taxes	—	25,589

Net loss for the period	(1,380,702)	(875,083)

Basic and diluted loss per share from continuing operations	(0.10)	(0.06)
Basic and diluted loss per share from discontinued operations	—	—

Basic and diluted net loss per share	(0.10)	(0.06)

Weighted average number of shares outstanding – basic and diluted	14,375,857	14,340,864

Mamma.com Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31
	2007 $	2006 $
Cash flows from (used for)

Operating activities

Loss from continuing operations	(1,380,702)	(900,672)
Adjustments for
Amortization of property and equipment	56,342	43,458
Amortization of intangible assets	491,116	525,623
Employee stock-based compensation	296,672	135,862
Future income taxes	(149,999)	(159,274)
Net change in non-cash working capital items	1,003,846	263,693

Cash from (used for) operating activities from continuing operations	317,275	(91,310)
Cash used for operating activities from discontinued operations	(6,253)	(51,129)

	311,022	(142,439)

Investing activities

Purchase of intangible assets	(24,437)	(4,869)
Purchase of property and equipment	(55,224)	(13,178)
Net decrease in temporary investments	4,090,639	4,013,312

Cash from investing activities from continuing operations	4,010,978	3,995,265

Financing activities

Issuance of capital stock	496,854	—

Cash from financing activities from continuing operations	496,854	—

Effect of foreign exchange rate changes on cash and cash equivalents	—	(5,378)

Net change in cash and cash equivalents during the period	4,818,854	3,847,448

Cash and cash equivalents – Beginning of period	2,379,617	4,501,201

Cash and cash equivalents – End of period	7,198,471	8,348,649

Cash and cash equivalents comprise:
Cash	2,693,759	4,413,601
Short-term investments	4,504,712	3,935,048

	7,198,471	8,348,649